Mail Stop 3561

May 16, 2008

Mr. Edward J. Graham
President and Chief Executive Officer
South Jersey Industries, Inc.
South Jersey Gas Company
1 South Jersey Plaza
Folsom, New Jersey   08037

      Re: South Jersey Industries, Inc.
              South Jersey Gas Company
              Forms 10-K for the Fiscal Years Ended December 31, 2007
              File Nos. 1-6364 and 0-22211

Dear Mr. Graham:

      We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Michael Moran
                    Accounting Branch Chief